Filed by DICK’S Sporting Goods, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934

Subject Company: Foot Locker, Inc.
Commission File No.: 001-10299
Registration No. 333-288244
Date: August 4, 2025

PRESS RELEASE

DICK’S Sporting Goods Announces Extension of Expiration Date in Connection with Previously Announced Exchange Offer and Consent Solicitation for Foot Locker’s Senior Notes Due 2029

PITTSBURGH, Aug. 4, 2025 /PRNewswire/ - DICK’S Sporting Goods, Inc. (“DICK’S”) (NYSE: DKS), a leading U.S. based full-line omni-channel sporting goods retailer, today announced the extension of the Expiration Date (as defined below) in connection with the previously announced offer to eligible holders to exchange (the “Exchange Offer”) any and all of Foot Locker, Inc.’s (“Foot Locker”) 4.000% Senior Notes due 2029 (the “Foot Locker Notes”) for (1) up to $400,000,000 aggregate principal amount of new 4.000% Senior Notes due 2029 issued by DICK’S (the “DICK’S Notes”) and (2) in certain instances, cash, and the related consent solicitation by Foot Locker (the “Consent Solicitation”) to adopt certain proposed amendments (the “Proposed Amendments”) to the indenture governing the Foot Locker Notes (the “Foot Locker Indenture”).

The deadline for eligible holders to tender Foot Locker Notes in order to be eligible to receive $1,000 in principal amount of DICK’S Notes per $1,000 principal amount of Foot Locker Notes validly tendered and not validly withdrawn, which was previously scheduled for 5:00 p.m., New York City time, on August 1, 2025, is being extended to 5:00 p.m., New York City time, on August 29, 2025 (such date and time, the “Expiration Date”), unless terminated or further extended until certain conditions are satisfied or waived, including the consummation of the previously announced merger of a subsidiary of DICK’S with and into Foot Locker, with Foot Locker surviving the merger as a wholly owned subsidiary of DICK’S. In addition, the deadline for tendered Foot Locker Notes to be withdrawn, which was previously scheduled for 5:00 p.m., New York City time, on August 1, 2025, is being extended to 5:00 p.m., New York City time, on August 29, 2025, unless further extended (such date and time, the “Withdrawal Deadline”).

The Exchange Offer and Consent Solicitation are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement, dated June 6, 2025 (as amended by DICK’S’ press release, dated June 23, 2025, the “Offering Memorandum and Consent Solicitation Statement”).

As of 5:00 p.m., New York City time, on August 1, 2025, according to Global Bondholder Services Corporation, the information agent for the Exchange Offer and Consent Solicitation, the following principal amount of Foot Locker Notes have been validly tendered and not validly withdrawn (and consents thereby validly given and not validly revoked):

		Foot Locker Notes Tendered
Title of Foot Locker Notes / CUSIP / ISIN No.	Aggregate Principal Amount Outstanding	Principal Amount	Percentage
4.000% Senior Notes due 2029 144A: 344849AA2 / US344849AA21 Regulation S: U3449AAA5 / USU3449AAA52	$400,000,000	$379,435,000	94.86%

Except as described above, all other terms and conditions of the Exchange Offer and Consent Solicitation as set forth in the Offering Memorandum and Consent Solicitation Statement remain unchanged and in effect.  Holders of the Foot Locker Notes who have validly delivered their consents with respect to the Proposed Amendments do not need to deliver new consents or take any other action in response to this announcement in order to consent to the Proposed Amendments.

DICK’S, in its sole discretion, may modify or terminate the Exchange Offer and may extend the Expiration Date, the Withdrawal Deadline and/or the settlement date with respect to the Exchange Offer, subject to applicable law.  Any such modification, termination or extension by DICK’S will automatically modify, terminate or extend the Consent Solicitation, as applicable.

The settlement date will be promptly after the Expiration Date and is expected to be within two business days after the Expiration Date.

Documents relating to the Exchange Offer and Consent Solicitation will be distributed only to eligible holders of Foot Locker Notes who certify that they are either (a) a person that is in the “United States” and that it is a “Qualified Institutional Buyer” as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”); or (b) a person that is outside of the “United States” and that (i) is not a “U.S. Person,” (ii) is not an “EEA Retail Investor” or “UK Retail Investor,” and (iii) in the case of persons located in the United Kingdom, is a “Relevant Person” (as defined in the Offering Memorandum and Consent Solicitation Statement). The complete terms and conditions of the Exchange Offer and Consent Solicitation are described in the Offering Memorandum and Consent Solicitation Statement, a copy of which may be obtained by contacting Global Bondholder Services Corporation, the exchange agent and information agent in connection with the Exchange Offer and Consent Solicitation, at (855) 654-2015 (U.S. toll-free) or (212) 430-3774 (banks and brokers) or Contact@gbsc-usa.com. The eligibility form is available electronically at: https://gbsc-usa.com/eligibility/dicks.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offer and Consent Solicitation are being made solely pursuant to the Offering Memorandum and Consent Solicitation Statement, as amended by this press release, and only to such persons and in such jurisdictions as is permitted under applicable law.

The DICK’S Notes have not been and will not be registered under the Securities Act or any state securities laws. Therefore, the DICK’S Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified as those that may predict, forecast, indicate or imply future results or performance and by forward-looking words such as “believe”, “anticipate”, “expect”, “estimate”, “predict”, “intend”, “plan”, “project”, “goal”, “will”, “will be”, “will continue”, “will result”, “could”, “may”, “might” or any variations of such words or other words with similar meanings. Any statements about DICK’S Sporting Goods, Foot Locker’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. These statements are subject to known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time, many of which may be beyond DICK’S Sporting Goods’, Foot Locker’s and the combined company’s control. DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future performance and actual results may differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements should not be relied upon as a prediction of actual results. Forward-looking statements include statements regarding, among other things, the benefits of the combination of DICK’S Sporting Goods and Foot Locker (the “Transaction”), including future financial and operating results and the combined company’s plans, objectives, expectations, intentions, growth strategies and culture and other statements that are not historical facts.

Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements include, but are not limited to, current macroeconomic conditions, including prolonged inflationary pressures, potential changes to international trade relations, geopolitical conflicts and adverse changes in consumer disposable income; supply chain constraints, delays and disruptions; fluctuations in product costs and availability due to tariffs, currency exchange rate fluctuations, fuel price uncertainty and labor shortages; changes in consumer demand for products in certain categories and consumer lifestyle changes; intense competition in the sporting goods industry; the overall success of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s strategic plans and initiatives; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s vertical brand strategy and plans; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to optimize their respective distribution and fulfillment networks to efficiently deliver merchandise to their stores and the possibility of disruptions; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s dependence on suppliers, distributors, and manufacturers to provide sufficient quantities of quality products in a timely fashion; the potential impacts of unauthorized use or disclosure of sensitive or confidential customer, employee, vendor or other information; the risk of problems with DICK’S Sporting Goods’, Foot Locker’s and the combined company’s information systems, including e-commerce platforms; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to attract and retain customers, executive officers and employees; increasing labor costs; the effects of the performance of professional sports teams within DICK’S Sporting Goods’, Foot Locker’s and the combined company’s core regions of operations; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to control expenses and manage inventory shrink; the seasonality of certain categories of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s operations and weather-related risks; changes in applicable tax laws, regulations, treaties, interpretations and other guidance; product safety and labeling concerns; the projected range of capital expenditures of DICK’S Sporting Goods, Foot Locker and the combined company, including costs associated with new store development, relocations and remodels and investments in technology; plans to return capital to stockholders through dividends and share repurchases, if any; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to meet market expectations; the influence of DICK’S Sporting Goods’ Class B common stockholders and associated possible scrutiny and public pressure; compliance and litigation risks; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to protect their respective intellectual property rights or respond to claims of infringement by third parties; the availability of adequate capital; obligations and other provisions related to DICK’S Sporting Goods’, Foot Locker’s and the combined company’s indebtedness; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future results of operations and financial condition; the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Transaction; the outcome of any legal proceedings that may be instituted against DICK’S Sporting Goods or Foot Locker, including with respect to the Transaction; the possibility that the Transaction does not close when expected or at all because required regulatory or shareholder approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction, including anticipated cost synergies, may not be fully realized or may take longer to realize than expected; the ability to promptly and effectively integrate the businesses of DICK’S Sporting Goods and Foot Locker following the closing of the Transaction; the dilution caused by the issuance of shares of DICK’S Sporting Goods common stock in the Transaction; the possibility that a Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the terms of the debt financing incurred in connection with the Transaction; reputational risk and potential adverse reactions of DICK’S Sporting Goods’ or Foot Locker’s customers, employees or other business partners; and the diversion of DICK’S Sporting Goods’ and Foot Locker’s management’s attention and time from ongoing business operations and opportunities due to the Transaction. These factors are not necessarily all of the factors that could cause DICK’S Sporting Goods’, Foot Locker’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm DICK’S Sporting Goods’, Foot Locker’s or the combined company’s results.

For additional information on these and other factors that could affect DICK’S Sporting Goods’ or Foot Locker’s actual results, see the risk factors set forth in DICK’S Sporting Goods’ and Foot Locker’s filings with the Securities and Exchange Commission (the “SEC”), including DICK’S Sporting Goods’ most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC, Foot Locker’s most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC, as well as the risks described in DICK’S Sporting Goods’ registration statement on Form S-4 and definitive proxy statement/prospectus relating to the Transaction. DICK’S Sporting Goods and Foot Locker disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation. Forward-looking statements included in this communication are made as of the date of this communication.

Additional Information about the Transaction and Where to Find It

In connection with the Transaction, DICK’S Sporting Goods filed with the SEC a registration statement on Form S-4 (No. 288244) on June 23, 2025, as amended on July 8, 2025 (which is available at http://www.sec.gov/Archives/edgar/data/ny20050218x4_s4a.htm/000114036125025261/0001140361-25-025261-index.html), which includes a proxy statement of Foot Locker that also constitutes a prospectus for the shares of DICK’S Sporting Goods common stock to be offered in the Transaction.  The registration statement was declared effective on July 10, 2025, and DICK’S Sporting Goods filed a final prospectus on July 11, 2025 (which is available at http://www.sec.gov/Archives/edgar/data/ny20050218x6_424b3.htm/000114036125025528/0001140361-25-025528-index.html), and Foot Locker filed a definitive proxy statement on July 11, 2025 (which is available at http://www.sec.gov/Archives/edgar/data/ny20050977x1_defm14a.htm/000114036125025531/0001140361-25-025531-index.html), which was first mailed to Foot Locker shareholders on July 11, 2025. Each of DICK’S Sporting Goods and Foot Locker may also file other relevant documents with the SEC regarding the Transaction. This communication is not a substitute for the definitive proxy statement/prospectus or registration statement or any other document that DICK’S Sporting Goods or Foot Locker may file with the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, AS AMENDED, DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DICK’S SPORTING GOODS, FOOT LOCKER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and definitive proxy statement/prospectus and other documents containing important information about DICK’S Sporting Goods, Foot Locker and the Transaction through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by DICK’S Sporting Goods are available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com.  Copies of the documents filed with the SEC by Foot Locker are available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.

Participants in the Solicitation

DICK’S Sporting Goods, Foot Locker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction.  Information about the directors and executive officers of DICK’S Sporting Goods is set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on May 2, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001089063/000108906325000054/dks-20250501.htm, under the headings “Corporate Governance,” “Director Compensation,” “Executive Compensation,” “Transactions with Related Persons” and “Stock  Ownership,”  DICK’S Sporting Goods’ Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1089063/000108906325000012/dks-20250201.htm, and to the extent holdings of DICK’S Sporting Goods securities by its directors or executive officers have changed since the amounts set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC.  Information about the directors and executive officers of Foot Locker is set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000110465925033769/tm2425908-3_def14a.htm, under the headings “Governance,” “Director Compensation,” “Executive Compensation” and “Shareholder Ownership,” Foot Locker’s Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000143774925009620/floc20241213_10k.htm, and to the extent holdings of Foot Locker securities by its directors or executive officers have changed since the amounts set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement for the Transaction, which was filed with the SEC on July 11, 2025 and is available at http://www.sec.gov/Archives/edgar/data/ny20050977x1_defm14a.htm/000114036125025531/0001140361-25-025531-index.html.

Investors should read the registration statement and definitive proxy statement/prospectus relating to the Transaction carefully before making any voting or investment decisions.  Copies of the documents filed with the SEC by DICK’S Sporting Goods and Foot Locker are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DICK’S Sporting Goods are available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com and those filed by Foot Locker are available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.

About DICK’S Sporting Goods, Inc.

DICK’S Sporting Goods (NYSE: DKS) creates confidence and excitement by inspiring, supporting and personally equipping all athletes to achieve their dreams. Founded in 1948 and headquartered in Pittsburgh, the leading omni-channel retailer serves athletes and outdoor enthusiasts in more than 850 DICK’S Sporting Goods, Golf Galaxy, Public Lands and Going Going Gone! stores, online, and through the DICK’S mobile app. DICK’S also owns and operates DICK’S House of Sport and Golf Galaxy Performance Center, as well as GameChanger, a youth sports mobile platform for live streaming, scheduling, communications and scorekeeping.

Driven by its belief that sports have the power to change lives, DICK’S has been a longtime champion for youth sports and, together with its Foundation, has donated millions of dollars to support under-resourced teams and athletes through the Sports Matter program and other community-based initiatives.

Contacts:
Investor Relations:
Nate Gilch, Senior Director of Investor Relations
DICK’S Sporting Goods, Inc.
investors@dcsg.com
(724) 273-3400

Media Relations:
(724) 273-5552 or press@dcsg.com

SOURCE DICK'S Sporting Goods, Inc.